UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

Information Statement Pursuant to Rules 13D-1 and 13D-2
Under the Securities Exchange Act of 1934
(Amendment No.     )1

APOLLO GOLD CORPORATION

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

03761E

(CUSIP Number)

November 4, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

_________________

        1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 03761E	13G	Page 2 of 5 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB SPECIAL SITUATIONS LP
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 7,933,334*
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 7,933,334*
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
7,933,334*

*  The reporting person acquired (i) 1,333,333 Special Warrants and (ii) Special Notes in the principal amount of $3,000,000. Each Special Warrant is exercisable into one unit (a "Unit") (each Unit consisting of one Common Share (a "Unit Share") and 0.6 common share purchase warrants ("Unit Warrants"), each whole warrant entitling the holder to purchase one Common Share (a "Unit Warrant Share") for a three year period from the date of issue at US$0.80 per Common Share) for no additional consideration by the holders thereof. Each US$1,000 principal amount of the Special Notes is convertible, with no additional consideration, into US$1,000 principal amount of 12% Series 2004-B secured convertible debentures of the Corporation (the "Series B Debentures") and 600 common share purchase warrants (the "Special Note Warrants"). The Series B Debentures will have a term of three years, and will bear interest at 12% per annum, calculated monthly, accrued from the date of issuance of the Special Notes, and payable quarterly in arrears. The Series B Debentures are convertible into common shares ("Debenture Common Shares") of the Corporation at US$0.75 per share during its term. The Series B Debentures may be repaid in whole or in part by the Corporation at any time during its term after one year from Closing, provided that the Corporation pays certain premium interest on the Series B Debentures being repaid. Each Special Note Warrant will entitle the holder to purchase one Common Share (a "Note Warrant Share") for a three year period from the date of issue at US$0.80 per share.

In the event the Corporation fails to clear such a Prospectus in the Offering Provincial Jurisdiction by December 20, 2004, (i) each Special Warrant will be convertible into 1.1 Unit Shares and 0.66 Unit Warrants and (ii) each US$1,000 principal amount of the Special Notes will be convertible into US$1,000 principal amount of Series B Debentures and 660 Special Note Warrants.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

CUSIP No. 03761E	13G	Page 3 of 5 Pages

11)	Percent of Class Represented by Amount in Row (9)
9.06%**

** Based on 79,632,189 common shares issued and oustanding on the Closing Date and assuming that the Reporting Person exercises or converts the Special Warrants, the Special Notes and the underlying securities into common shares.
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 03761E	13G	Page 4 of 5 Pages

Item 1 (a)	Name of Issuer:
Apollo Gold Corporation ("Apollo Gold")
Item 1 (b)	Address of Issuer's Principal Executive Offices:
77 King Street West, Royal Trust Tower, Suite 4400, P.O. Box 95, Toronto, Ontario, M5K 1G8
Item 2 (a)	Name of Person Filing:
RAB Special Situations LP
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
RAB Special Situations LP c/o RAB Capital No. 1 Adam Street London W2CN 6LE United Kingdom
Item 2 (c)	Citizenship:
Delaware Limited Partnership
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
03761E

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.

CUSIP No. 03761E	13G	Page 5 of 5 Pages

(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

[X]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
See Item 9 on the cover page

(b)	Percent of Class:
See Item 11 on the cover page

(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:
(ii)    Shared power to vote or direct the vote:
(iii)   Sole power to dispose or to direct the disposition of:   See item (a) above.
(iv) Sole power to dispose or to direct the disposition of:
See Item 5-8 on the cover page

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

CUSIP No. 03761E	13G	Page 6 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2004 (Date

RAB SPECIAL SITUATIONS LP By: /s/ William Philip Richards William Philip Richards, Director